January 18, 2011

VIA EDGAR

Ms. Suying Li
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-4628

Re:	Swift Energy Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-08754

Dear Ms. Li:

On behalf of our client, Swift Energy Company, this letter confirms our telephone conversation of Thursday, January 13, 2011, in order to confirm the date for provision of the response of Swift Energy Company to the comments of the Staff contained in the Staff’s letter of January 6, 2011 (received by Swift Energy Company on that date) regarding the above captioned filing, which response will be filed no later than Thursday, February 3, 2011.

Thank you.  Please feel free to contact me with any questions.

Sincerely,

/s/ Donald W. Brodsky

Donald W. Brodsky

Cc:           Chris Abundis, Swift Energy Company, Corporate Counsel
Alton Heckaman, Swift Energy Company, Chief Financial Officer